

February 25, 2015

<u>Via E-Mail</u>
Erik Ostrowski
Chief Financial Officer
Summit Therapeutics plc
85b Park Drive
Milton Park, Abingdon
Oxfordshire OX14 4RY
United Kingdom

   Re: **Summit Therapeutics plc**
      Amendment No. 1 to
      Registration Statement on Form F-1
      Filed February 20, 2015
      File No. 333-201807

Dear Mr. Ostrowski:

   We have reviewed your amended registration statement and have the following comment.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 10, 2015 letter.

Exhibit 5.1

1. Legal counsel should revise Exhibit 5.1 to remove the entire last sentence of the opinion which reads "Our liability in giving this opinion is limited to you, our client, and our consent is not to be taken as an acknowledgement that we accept liability to any person other than you, our client."

   You may contact Vanessa Robertson at (202) 551-3649 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Preston Brewer at (202) 551-3969 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
Brian A. Johnson, Esq.
David E. Redlick, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP